Exhibit (a)(1)(vii)

SUPPLEMENT DATED JULY 10, 2013

TO THE OFFER TO PURCHASE DATED JUNE 17, 2013

Smith & Wesson Holding Corporation Has Amended its Offer to Purchase

and Is Now Offering to Purchase up to 6,818,181 Shares of its Common Stock

(Including Series A Junior Participating Preferred Stock Rights)

at a Purchase Price of $11.00 per Share

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EVENING OF TUESDAY, JULY 23, 2013, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE FURTHER EXTENDED, THE “EXPIRATION TIME”).

On June 17, 2013, Smith & Wesson Holding Corporation, a Nevada corporation (“S&W,” “we,” or “us”), distributed documentation relating to its offer to purchase for cash up to 7,500,000 shares of its common stock, par value $0.001 per share (“Shares”), together with the associated rights to purchase Series A Junior Participating Preferred Stock of S&W, par value $0.001 per share, issued pursuant to the Rights Agreement, dated August 25, 2005, between S&W and Interwest Transfer Company, Inc., as Rights Agent, at a price of $10.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 17, 2013 (the “Original Offer to Purchase”), and in the Letter of Transmittal. By this Supplement to the Original Offer to Purchase, dated July 10, 2013 (the “Supplement,” and together with the Original Offer to Purchase, the “Offer to Purchase”), and the Amended Letter of Transmittal (the “Amended Letter of Transmittal”), we are amending and supplementing the Original Offer to Purchase. The Offer to Purchase and the Amended Letter of Transmittal, as each may be further amended or supplemented from time to time, together constitute the “Offer.” The Offer was originally scheduled to expire at 12:00 midnight, New York City time, on the evening of July 15, 2013. We have, pursuant to the terms hereof, (i) increased the purchase price at which stockholders may tender their Shares to a price of $11.00, net to the seller in cash, less any applicable withholding taxes and without interest, (ii) decreased the number of Shares that we are offering to purchase to up to 6,818,181 Shares, and (iii) extended the expiration of the Offer to 12:00 midnight, New York City time, on the evening of Tuesday, July 23, 2013.

The Shares are listed and traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “SWHC.” On June 13, 2013, the last full trading day prior to the announcement of the Offer, the reported closing price of Shares on NASDAQ was $9.30 per Share. On July 10, 2013, the last full trading day prior to the announcement of our intention to amend the terms of the Offer, the reported closing price of Shares on NASDAQ was $10.62 per Share. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES BEFORE DECIDING WHETHER TO TENDER YOUR SHARES PURSUANT TO THE OFFER. SEE SECTION 8.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), and to Cowen and Company, LLC, the dealer manager for the Offer (the “Dealer Manager”), in each case at their respective telephone numbers and addresses set forth on the back cover page of this Supplement. You may request additional copies of the Offer to Purchase, the Amended Letter of Transmittal, the Amended Notice of Guaranteed Delivery, and other Offer documents from the Information Agent at the telephone numbers and address on the back cover page of this Supplement. The Information Agent will promptly furnish to stockholders additional copies of these materials at S&W’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

Supplement to the Offer to Purchase

Dated July 10, 2013

AMENDMENTS TO SUMMARY TERM SHEET

The Summary Term Sheet in the Original Offer to Purchase is hereby amended and supplemented as follows:

What Is the Purchase Price and What Will Be the Form of Payment?

•

The purchase price is $11.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, to be paid promptly after the Expiration Time (as such date may be extended pursuant to Section 15). There may be tax consequences to receiving this payment. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Sections 3 and 14.

How Many Shares is S&W Offering to Purchase?

•

We are offering to purchase up to 6,818,181 Shares in the Offer, or approximately 10.6% of the 64,410,271 Shares outstanding as of July 9, 2013. The Offer is not conditioned on any minimum number of Shares being tendered, but is subject to certain terms and conditions. See Section 7.

How Long Do I Have To Decide Whether to Tender My Shares in the Offer? Can the Offer be Extended, Amended, or Terminated?

•

You may tender your Shares until the Offer expires. The Offer is scheduled to expire at 12:00 midnight, New York City time, on the evening of Tuesday, July 23, 2013. If Shares are held by a broker, dealer, commercial bank, trust company, or other nominee, they may have an earlier deadline for you to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company, or other nominee to find out their deadline.

•

We can extend the Offer at any time and for any reason, subject to applicable laws. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. If we choose to do so, we will delay the acceptance of any Shares that have been tendered. We can also amend or terminate the Offer in our reasonable discretion. See Section 15.

Why Did S&W Increase the Purchase Price, Decrease the Number of Shares It Is Offering to Purchase, and Extend the Expiration Time?

•

We increased the purchase price of the Offer in light of the increased trading prices of our Shares. We decreased the number of Shares we are offering to purchase to allow us to purchase only up to approximately $75 million in value of the tendered Shares. We have extended the Offer to comply with applicable laws and to ensure that stockholders have sufficient time to consider the Offer on its revised terms and tender their Shares if they so choose.

If I Previously Tendered My Shares and I Do Not Wish to Withdraw those Shares, Do I Need to Do Anything Further?

•

No. If you have previously tendered your Shares, and you do not wish to withdraw the tender of those Shares or increase the number of Shares tendered, you do not need to take any further action in response to this Supplement.

If I Previously Tendered My Shares and I Wish to Increase the Number of Shares Tendered, What Do I Need to Do?

•

If you have previously tendered your Shares and you wish to increase the number of Shares tendered, please submit an Amended Letter of Transmittal (which will supersede your original Letter of Transmittal), containing your new instructions in accordance with the procedures set forth in Section 3 or, if your Shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, follow the procedures given to you by such nominee or contact such nominee and request that your prior instructions with respect to your tendered Shares be changed. See Section 3.

Once I Have Tendered My Shares or if I Previously Tendered My Shares, May I Withdraw My Tender?

•

Yes. You may withdraw any Shares you have tendered at any time before 12:00 midnight, New York City time, on the evening of Tuesday, July 23, 2013, or such later Expiration Time to which we may extend the Offer, in which case, you can withdraw your Shares until the expiration of the Offer as extended. In addition, unless we have already accepted tendered Shares for payment, a stockholder may withdraw his or her tendered Shares at any time after 12:00 midnight, New York City time, on the evening of August 12, 2013 (40 business days following the date of the Original Offer to Purchase). See Section 4.

What Is a Recent Market Price of the Shares?

•

On June 13, 2013, the last full trading day prior to the announcement of the Offer, the reported closing price of Shares on NASDAQ was $9.30 per Share. On July 10, 2013, the last full trading day prior to the announcement of our intention to amend the terms of the Offer, the reported closing price of Shares on NASDAQ was $10.62 per Share. See Section 8.

•	We urge you to obtain a current market quotation for Shares before deciding whether to tender your Shares.

AMENDMENTS TO THE ORIGINAL OFFER TO PURCHASE

1.	Introduction.

(a) The thirteenth paragraph under the heading “Introduction” in the Original Offer to Purchase is amended and restated as follows:

As of July 9, 2013 there were 64,410,271 Shares outstanding. The 6,818,181 Shares that we are offering to purchase under the Offer represent approximately 10.6% of the Shares then outstanding. See Section 8.

(b) The fourteenth paragraph under the heading “Introduction” in the Original Offer to Purchase is amended and restated as follows:

The Shares are listed on NASDAQ and trade under the symbol “SWHC.” On June 13, 2013, the last full trading day prior to the announcement of the Offer, the reported closing price of Shares on NASDAQ was $9.30 per Share. On July 10, 2013, the last full trading day prior to the announcement of our intention to amend the terms of the Offer, the reported closing price of Shares on NASDAQ was $10.62 per Share. You are urged to obtain current market quotations for Shares before deciding whether to tender your Shares pursuant to the Offer. See Section 8.

2.	Section 8 – Price Range of Shares; Dividends.

(a) Section 8 of the Original Offer to Purchase is amended and restated as follows:

Our Shares are listed for trading on NASDAQ under the symbol “SWHC.” The following table sets forth for each fiscal quarter indicated, the high and low sales prices per Share as reported on NASDAQ.

	High	Low
Fiscal year ended April 30, 2012:
First quarter	$3.67	$2.63
Second quarter	3.39	2.29
Third quarter	5.20	2.72
Fourth quarter	8.60	4.93
Fiscal year ended April 30, 2013:
First quarter	$10.25	$6.07
Second quarter	11.24	7.40
Third quarter	11.25	7.67
Fourth quarter	10.63	8.25
Fiscal year ending April 30, 2014:
First quarter (through July 10, 2013)	$10.75	$8.53

On June 13, 2013, the last full trading day prior to the announcement of the Offer, the reported closing price of Shares on NASDAQ was $9.30 per Share. On July 10, 2013, the last full trading day prior to the announcement of our intention to amend the terms of the Offer, the reported closing price of Shares on NASDAQ was $10.62 per Share. We urge stockholders to obtain current quotations of the market price of Shares.

We have never declared or paid any cash dividends on Shares and do not intend to declare or pay any cash dividends in the foreseeable future. In addition, our credit facility, as well as the indenture governing the New Notes (as defined in Section 11), restrict our ability to pay dividends.

3.	Section 10 – Certain Information Concerning the Company.

(a) The information set forth under the heading “Incorporation by Reference” of Section 10 of the Original Offer to Purchase is supplemented by amending and restating the first bullet point as follows:

•	Annual Report on Form 10-K for the fiscal year ended April 30, 2012, as filed on June 28, 2012, and Annual Report on Form 10-K for the fiscal year ended April 30, 2013, as filed on June 25, 2013;

4.	Section 11 – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

(a) The first paragraph of Section 11 of the Original Offer to Purchase is amended and restated as follows:

Shares Outstanding. As of July 9, 2013 there were 64,410,271 Shares outstanding. The 6,818,181 Shares that S&W is offering to purchase under the Offer represent approximately 10.6% of the total number of Shares outstanding as of such date.

(b) The information set forth under the heading “Interests of Directors and Executive Officers” of Section 11 of the Original Offer to Purchase is amended and restated as follows:

As of July 9, 2013, our directors and executive officers as a group (13 persons) beneficially owned an aggregate of 3,064,854 Shares, representing approximately 4.62% of the total number of outstanding Shares on a fully diluted basis. Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. However, all of our directors and executive officers have informed us that they do not intend to tender Shares in the Offer.

Our directors and executive officers may, subject to applicable law and applicable policies and practices of S&W, sell their Shares from time to time in open market transactions, including through the plans established pursuant to Rule 10b5-1 of the Exchange Act prior to the commencement of the Offer, at prices that may be more or less favorable than the Purchase Price to be paid to our stockholders pursuant to the Offer.

The following table sets forth certain information regarding the beneficial ownership of Shares as of July 9, 2013 for each of our executive officers and directors. Except as otherwise noted, each person listed below has sole voting and investment power with respect to all Shares beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Smith & Wesson Holding Corporation, 2100 Roosevelt Avenue, Springfield, Massachusetts 01104.

Name of Beneficial Owner (1)	Number of Shares (1)		Percent (1)
Directors and Executive Officers:
P. James Debney	378,986	(2)	*
Jeffrey D. Buchanan	283,985	(3)	*
Mario Pasantes	63,834	(4)	*
Mark P. Smith	35,500	(5)	*
Michael J. Brown	45,741	(6)	*
Robert J. Cicero	18,833	(7)	*
Robert H. Brust	25,000	(8)	*
John B. Furman	134,100	(9)	*
Michael F. Golden	964,937	(10)	1.48%
Barry M. Monheit	231,800	(11)	*
Mitchell A. Saltz	649,100	(12)	1.01%
Robert L. Scott	145,000	(13)	*
I. Marie Wadecki	88,038	(14)	*
All directors and executive officers as a group (13 persons)	3,064,854	(15)	4.62%

Other significant stockholders:
The Vanguard Group.	4,943,056	(16)	7.69%
BlackRock, Inc.	3,520,967	(17)	5.48%

*	Percentage ownership of less than one percent.

(1)	The number of Shares beneficially owned by each person or entity is determined under the rules promulgated by the SEC. Under such rules, beneficial ownership includes any Shares as to which the person or entity has sole or shared voting power or investment power. The number of Shares shown includes, when applicable, Shares owned of record by the identified person’s minor children and spouse and by other related individuals and entities over whose Shares such person has custody, voting control, or power of disposition. The percentages shown are calculated based on 64,410,271 Shares outstanding on July 9, 2013. The numbers and percentages shown include Shares actually owned on July 9, 2013 and Shares that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all Shares that the identified person or group had the right to acquire within 60 days of July 9, 2013 upon the exercise of options or the delivery of RSUs are deemed to be outstanding for the purpose of computing the percentage of Shares owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of Shares stock owned by any other person or group.
(2)	Includes 348,002 Shares issuable upon exercise of vested stock options. Does not include up to 30,000 restricted stock units that will vest on August 2, 2013 if the compensation committee of the Board certifies that certain target performance metric of S&W’s stock price has been achieved.
(3)	Includes (a) 244,601 Shares issuable upon exercise of vested stock options, and (b) 150 Shares held indirectly by Mr. Buchanan’s son.
(4)	Includes 59,668 Shares issuable upon exercise of vested stock options.
(5)	Includes 31,334 Shares issuable upon exercise of vested stock options.
(6)	Includes 39,666 Shares issuable upon exercise of vested stock options.
(7)	Includes 14,667 Shares issuable upon exercise of vested stock options.
(8)	Includes 25,000 Shares issuable upon exercise of vested stock options.
(9)	Includes (a) 80,000 Shares issuable upon exercise of vested stock options, (b) 1,000 Shares held by K.I.D.S. Properties, LP, and (c) 16,100 Shares held by Mr. Furman’s defined benefit pension trust.
(10)	Includes 708,334 Shares issuable upon exercise of vested stock options.
(11)	Includes 80,000 Shares issuable upon exercise of vested stock options. The Shares are held by Barry M. Monheit, Trustee, SEP PROP Monheit Family Trust U/A Dtd 7/16/2002. Does not include 3,000 Shares issuable upon delivery of Shares underlying vested RSUs, the delivery of which is deferred until retirement from the Board.
(12)	Includes 165,000 Shares issuable upon exercise of vested stock options. The Shares are held by Stockbridge Enterprises, L.P., of which Mr. Saltz is the Manager.
(13)	Includes 60,000 Shares issuable upon exercise of vested stock options. Does not include 3,000 Shares issuable upon delivery of Shares underlying vested RSUs, the delivery of which is deferred until retirement from the Board.
(14)	Includes 60,000 Shares issuable upon exercise of vested stock options. Does not include 3,000 Shares issuable upon delivery of Shares underlying vested RSUs, the delivery of which is deferred until retirement from the Board.
(15)	Includes 1,916,272 Shares issuable upon exercise of vested stock options.
(16)	Based on the statement on Schedule 13G filed with the SEC on February 11, 2013, The Vanguard Group has sole voting power over 100,261 Shares; sole dispositive power over 4,846,395 Shares; and shared dispositive power over 96,661 Shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(17)	Based on the statement on Amendment No. 3 to Schedule 13G filed with the SEC on February 8, 2013, BlackRock, Inc. has sole voting and dispositive power over all such Shares. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(c) The last paragraph under the subheading “Severance and Change of Control Agreements and Severance Policy” of Section 11 of the Original Offer to Purchase is amended and restated as follows:

On July 2, 2013, we adopted the Smith & Wesson Holding Corporation Executive Severance Pay Plan for the benefit of any our officers or an affiliate who is selected by the administrator in its sole and absolute discretion for plan participation. In the event that we or our subsidiary terminate a participating executive without Good Cause (other than due to death or disability) or a participating executive resigns for Good Reason (each as defined in the plan), we will pay the participating executive’s base salary for a period of 26 weeks and pay a pro rata portion of the cash incentive bonus earned in accordance with the bonus plan applicable to the participating executive. In addition, in the event the participating executive elects such coverage, we will reimburse the participating executive and his or her eligible dependents for the cost of continuation coverage pursuant to COBRA for a period of 26 weeks. In the event that (i) during a Potential Change in Control Protection Period or Change in Control Protection Period (each as defined in the plan), we or our subsidiary terminate a participating executive without Good Cause (other than due to death or disability) or (ii) a participating executive resigns following an Adverse Change in Control Effect (as defined in the plan), we will pay the participating executive’s base salary for a period of 52 weeks, pay a lump sum equal to the average of the participating executive’s cash bonus paid for each of the two fiscal years immediately preceding the termination or resignation, and all unvested equity-based compensation held by the participating executive at the time of the termination or resignation that was granted to the participating executive after the effective date of the plan in his or her capacity as an employee of our company or our subsidiary will vest. In addition, in the event the participating executive elects such coverage, we will reimburse the participating executive and his or her eligible dependents for the cost of continuation coverage pursuant to COBRA for a period of 52 weeks. Our obligations under the plan are contingent upon the participating executive executing (and not revoking during any applicable revocation period) or violating any provision of a valid and enforceable full and unconditional release of any claims the participating executive may have against us or any of our affiliates, whether known or unknown, as of the effective date of termination or resignation. In addition, all benefits under the plan are contingent on the participating executive’s full compliance with any and all non-competition, non-solicitation, and similar agreements by which the participating executive was bound on the effective date of the termination or resignation.

The compensation committee of the Board will be the administrator of the plan. Currently, the executives participating in the plan are Mario Pasantes, Senior Vice President, Marketing and International Sales; Mark P. Smith, Vice President, Manufacturing and Supply Chain Management; Michael J. Brown, Vice President, U.S. Sales; and Robert J. Cicero, Vice President, General Counsel, Chief Compliance Officer, and Secretary. P. James Debney, President and Chief Executive Officer, and Jeffrey D. Buchanan, Executive Vice President, Chief Financial Officer, and Treasurer, are covered under their individual employment and severance and change in control agreements, respectively.

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the plan, and is subject to and qualified in its entirety by reference to the full text of the plan, a copy of which was filed as an exhibit to the Schedule TO and is incorporated herein by reference.

(d) The information set forth under the heading “Recent Securities Transactions” of Section 11 of the Original Offer to Purchase is supplemented by adding additional rows to the table thereunder as follows:

Date of Transaction	Name	Number of Shares (Type of Award)	Price per Share
07/02/13	Michael J. Brown	25,000 (restricted stock units)*	$0

07/02/13	Jeffrey D. Buchanan	50,000 (restricted stock units)*	$0

07/02/13	Robert J. Cicero	25,000 (restricted stock units)*	$0

07/02/13	P. James Debney	100,000 (restricted stock units)*	$0

07/02/13	Mario Pasantes	25,000 (restricted stock units)*	$0

07/02/13	Mark P. Smith	25,000 (restricted stock units)*	$0

5.	General Amendments.

(a) All references to the Purchase Price in the Original Offer to Purchase shall now mean a purchase price of $11.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

(b) All references to the number of Shares we are offering to purchase in the Original Offer to Purchase shall now mean up to 6,818,181 Shares.

(c) All references to the Expiration Time in the Original Offer to Purchase shall now mean 12:00 midnight, New York City time, on the evening of Tuesday, July 23, 2013, unless the Offer is further extended or withdrawn.

(d) All references to the Letter of Transmittal in the Original Offer to Purchase shall be deemed to include the Amended Letter of Transmittal delivered herewith.

(e) All references to the Notice of Guaranteed Delivery shall be deemed to include the Amended Notice of Guaranteed Delivery delivered herewith.

* * * * * *

Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Original Offer to Purchase and the Amended Letter of Transmittal are applicable in all respects to the Offer. The information set forth above should be read in conjunction with the Original Offer to Purchase and the Amended Letter of Transmittal. Section references used in this Supplement refer to the sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

The Depositary for the Offer is:

INTERWEST TRANSFER COMPANY, INC.

By Overnight Delivery or By Hand Delivery:	By Mail:

Interwest Transfer Company, Inc. 1981 Murray Holladay Road, Suite 100 Salt Lake City, UT 84117	Interwest Transfer Company, Inc. P.O. Box 17136 Salt Lake City, UT 84117

By Facsimile Transmission:

For Eligible Institutions only:

(801) 277-3147

Confirm Facsimile Receipt by Telephone:

(801) 272-9294

Manually signed facsimile copies of the Amended Letter of Transmittal will be accepted. The Amended Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each S&W stockholder or the stockholder’s broker, dealer, commercial bank, trust company, or nominee to the Depositary at its address set forth above.

Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the Amended Letter of Transmittal, or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers or address set forth below. You may also contact your broker, dealer, commercial bank, trust company, or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

The Dealer Manager for the Offer is:

599 Lexington Avenue

New York, New York 10022

(212) 201-4888